EXHIBIT 3

Luminus Management, LLC

1700 Broadway, 26th Floor

New York, NY 10019

Phone (212) 424-2801

Fax (212) 424-2801

November 7, 2019

Via Email and FedEx

The Board of Directors

Valaris plc

6 Chesterfield Gardens

London W1J5BQ

United Kingdom

Dear Members of the Board:

As you know, Luminus Management LLC (together with certain of its affiliates, “Luminus” or “We”) is the shareholder with the largest exposure to the value of Valaris plc’s ("Valaris" or the "Company") equity, with an approximately 18.7% economic interest. Luminus has invested in the energy and power sectors for more than 17 years and has substantial experience in the offshore drilling sector. Our firm has continuously owned Valaris or one of Valaris’ predecessor companies since 2013.

We are writing to the full Board to urge you to take appropriate actions to safeguard and grow shareholder value. After months of fruitless discussions between the Company and our firm, we want to reiterate our perspectives and call upon you to act.

A Crisis of Confidence

In our discussions with the Board, we noted the crisis of confidence that has beset Valaris stakeholders. The Company’s stock is down 84% over the past 12 months, despite a merger the Board promised would deliver $1 billion in synergies. The stock is down 96% over ten years, and it has underperformed peers over almost any period one measures.

Shareholders are not alone in their concern about the Company – creditors are alarmed as well. The 2021 bonds now trade with an eye-popping yield of almost 19% compared to Transocean’s 2021 bonds, which trade at a yield of 8%.

This pain is also being felt by the broader set of Valaris stakeholders – we believe employees, partners, customers and suppliers are concerned about the stability and future of the Company as well.

And yet, Valaris possesses an asset base that is among the best in an industry that is clearly in the midst of a recovery. The Company has every opportunity to create outsized value for stakeholders. The problem is not with Valaris’ assets – it is instead with the loss of stakeholder confidence in the Company’s leadership and its poorly executed operational and financial decisions.

As of November 7, 2019

A few examples from our August presentation to the Board are worth noting:

The Company insisted on buying Atwood over shareholder objections in 2017, overpaying by hundreds of millions of dollars. Despite our objections, the recent bond tender was telegraphed in advance, too generous, oversized, premature (i.e. a few weeks before significantly reducing the earnings outlook) and unnecessarily expanded. If the tender were executed today, the Company could have saved shareholders more than $198 million (over 20% of market capitalization). Additionally, the Company drained its liquidity without securing replacement financing, which today would likely come with greater restrictions while providing no net cost benefit to the Company compared to the bonds that were retired. And, Valaris now expects to miss its 2019 EBITDA guidance (provided in its January proxy statement) by more than 50%.

The Right Path Forward

In our August meeting with the Board, we offered a clear prescription for restoring confidence. We said then that the Board should pursue three critical, urgent objectives: (i) improve operational execution, including in marketing, capital markets, public disclosures, M&A and capital allocation; (ii) take advantage of embedded opportunities in the capital structure through a holistic approach to balance sheet management; and (iii) refresh and enhance the Board’s composition.

On marketing, to take but one example, we noted that Valaris does not have the first or even the second-place share of wallet from any of the top five floating rig customers. And while the Company owns 23% of the 7th Generation drillship fleet, Valaris has been awarded just 12% of the drillship rig-years contracted over the last 24 months. Without strong marketing leadership and alignment with key floater customers, we believe the Company will continue to underperform.

In capital markets execution, M&A, investor disclosures, capital structure management and Board alignment, the Company is also underperforming its closest peers, as we highlighted in our August meeting. Since then we learned of another disturbing fumble: the Company apparently made an “administrative error” (which it has still not adequately explained) that caused it to overstate its revolver capacity (viewed by some as critical to the Company’s survival) by $75 million for the last two quarters. It is hard for shareholders to have confidence when meaningful mistakes are made repeatedly – especially when they are not adequately explained to stakeholders and no one appears to be held accountable.

The above issues are some of the key reasons why recent major company updates have been greeted with double-digit declines in the stock price.

A Word of Warning

We have heard chatter in the capital markets that bondholders and their agents have approached you with input and advice. Specifically, we have heard banks are proposing new senior debt securities containing restrictive covenants that either include provisions to favor speedy retirement of certain debt tranches or else “lock down” the Company’s capital structure and financial flexibility by, for example, limiting incremental senior debt capacity.

These proposed new bonds may come with an attractive “sticker price,” but the true goal of their proponents (who are mostly incumbent bondholders) is to limit your financial flexibility with minimal incremental cash committed, so as to purchase an insurance policy on their existing covenant-lite debt. If you were to engage in such a transaction without receiving adequate consideration, it would severely damage shareholder interests and be a clear violation of your fiduciary obligations.

As of November 7, 2019

Additionally, given the litany of mistakes this Company and its Board have made in capital allocation, with both M&A and balance sheet transactions, you should not engage in any capital markets transactions for the time being. Indeed, you should have no problem waiting given that your CFO said on your October 31st earnings call that you have “$1.6 billion of total liquidity…available … effectively on demand” and do not “need to go out there and rush off to do something just to…prove to the market that we can do it.”

We urge you to refrain from any corporate machinations that impact the ability of stockholders (or would be stockholders) to buy Valaris stock, vote their stake or have a say in the future of the Company. At this trying moment in the Company’s history, the last thing your stockholders need is the Board “putting its thumb on the scale” by placing restrictions on liquidity or limitations on the ability of willing parties to buy or vote the stock.

The Case for Collaboration

Despite all of these issues, and after months of discussion between the Board and our firm – the investor with the largest exposure to your equity – you still resist our efforts to play a meaningful role in shaping the future of Valaris. (As best we can tell, the only one of our suggestion which you have adopted has been to empanel a Finance Committee of the Board.) We are frankly surprised that the Board chose to end discussions after previously acknowledging that it would accept, and benefit from, new directors.

We continue to believe the opportunity to create value for shareholders through the initiatives we proposed – operational execution, holistic balance sheet management and Board refreshment – is both “low-hanging fruit” and significant, and we urge you to embrace our involvement as you work to execute upon them.

It is critical—and in fact it is a legal obligation—for the Board to focus on the best interests of shareholders.

Unfortunately, the problems that brought us to London in August persist (and in some cases have worsened) and still need to be addressed. We believe our economic stake aligns our interests with those of other shareholders (who are not conflicted by their investment in Valaris bonds), and we remain willing to work cooperatively with you to address the challenges facing the Company.

In any event, please be mindful that you are our fiduciaries, and you owe us – as well as the rest of the shareholder base – your undivided loyalty.

Regards,

/s/ Jonathan Barrett

Jonathan Barrett

As of November 7, 2019